SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2011

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter dated November 11, 2011 filed with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores.

By letter dated November 11, 2011, the Company reported its financial statements for the period ended on September 30, 2011 requested by Section 63 of the Bolsa de Comercio de Buenos Aires’ rules.

IRSA Inversiones y Representaciones Sociedad Anónima

September 30, 2011 and 2010

1. Period Results

(Three month period ended on September 30, 2011 and 2010

	In thousands of Ps.
	06/30/11	06/30/10
Ordinary	5,693	56,193
Extraordinary	—	—
Period Profit	5,693	56,193

2. Net Worth Composition

Capital Stock	578,676	578,676
Treasury Shares	—	—
Capital Stock integral adjustment	274,387	274,387
Treasury Shares integral adjustment	—	—
Share Premium	793,123	793,123
Legal Reserve	57,031	40,306
New Projects Reserve	391,262	193,486
Long Term Incentive Program Reserve	1,711	—
Temporary Conversion Difference	44,022	18,966
Retained Earnings	358,905	561,802
Total Net Worth	2,499,117	2,460,746

In accordance with Article o), of the abovementioned rules, the Company informed that at the closing of this Financial Statement the capital stock of the Company was Ps. 578,676,460; and was divided into 578,676,460 non-endorsable registered common shares with a face value of Ps. 1 each, and entitled to one vote each.

The principal shareholder of the Company is Cresud S.A.C.I.F.y A. (“Cresud”), with 365,815,965 shares, that represents 63.22% of the issued and outstanding capital stock of the Company.

Furthermore, we inform that as of September 30, 2011, without taking into account Cresud’s holdings, the remaining shareholders held 212,860,495 nominative non-endorsable registered common shares with a face value of Ps. 1 each and entitled to one vote each, which represents 36.78% of the issued and outstanding capital stock.

As of September 30, 2011, there are no outstanding options or convertible notes for acquiring our shares.

The main highlights for the first quarter of fiscal year 2012, are the following:

•	The Company´s revenues increased a 12% in the first quarter of 2012, amounting to Ps. 343.7 million and EBITDA rose 17.1% amounting to Ps. 207.9 million.

•

The Shopping Center segment has continued to exhibit a sound performance, with a revenues increase of 36%. A substantial improvement in the EBITDA/Sales margin, reached 80%, and occupancy levels were higher than 97%.

•

Alto Palermo S.A (APSA) (“APSA”) purchased 50% of the company Nuevo Puerto Santa Fe, which holds a concession over the “La Ribera” shopping center located in the City of Santa Fe. As a result of this purchase, since August, APSA has started to operate its 13th Shopping Center.

•

Regarding the Office segment, revenues and EBITDA increased by 9% and 10%, respectively. This improvement has been mainly driven by the 100% occupancy rate of the “Dot Building”, which increased the portfolio occupancy rate to 95%.

•

The net income amounted to Ps. 5.7 million, compared to Ps. 56.2 million for the same quarter of 2011, mainly due to higher financial charges, exchange rate differences, that affected our debt position in Argentine Pesos and to a negative result due to the valuation of the option to acquire new shares of Hersha at market value.

•	The Shareholders’ Meeting held on October 31, 2011 approved a cash dividend of Ps. 211,575,000 (Ps./share 0.365), that will be paid during November.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: November 14, 2011.